SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration No.1431-1

MINUTES OF THE 89TH EXTRAORDINARY BOARD OF DIRECTORS’ MEETING HELD ON JUNE 26, 2009

On June 26, 2009 at 2:00 p.m., at the Company’s head office located at Rua Coronel Dulcídio, 2009, nº 800 - 10º andar, in the city of Curitiba, State of Paraná, the members of the Board of Directors (CAD), signed below, assembled in a meeting. Mr. João Bonifácio Cabral Júnior, the Chairman of the Board opened the meeting by greeting everyone, recorded the presence of the Chairman of the Fiscal Council, Mr. Osmar Kohler, and informed that the meeting was called to deliberate on the following agenda: 1. Approval of the 20-F report. He then offered the floor to Mr. Elzio Batista Machado from the Finance, Investor Relations and Holding Department, who, continuing with the agenda of the 125th Board of Directors’ Meeting held on June 17, 2009, presented the item related to Risk Factors, which was reformulated according to the guidelines of the Board. The Chairman also informed that the relevant document was approved at the 66th Audit Committee Meeting held on the same date. After analysis and discussion, said Report was unanimously approved, and will be submitted to the United States Securities and Exchange Commission (SEC). The Chairman thanked the board members for their presence and called the meeting to a close. ----------------------------------------------------------------------------------------------------------------------------------

JOÃO BONIFÁCIO CABRAL JÚNIOR	RUBENS GHILARDI
Chairman	Secretary

LAURITA COSTA ROSA;	ROGÉRIO DE PAULA QUADROS;

LUIZ ANTONIO RODRIGUES ELIAS;	MUNIR KARAM;

NILDO ROSSATO;	JORGE MICHEL LEPELTIER

NELSON FONTES SIFFERT FILHO;

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.